News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Appoints Mélanie Hennessey as Vice President, Corporate Communications

March 12, 2012 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX, NYSE-AMEX: NG) (“NovaGold” or “the Company”) is pleased to announce the appointment of Mélanie Hennessey to the position of Vice President, Corporate Communications, effective immediately. In this senior role, Mélanie will lead the Company’s internal and external communications functions, and will work closely with Greg Lang, President & CEO, and the NovaGold Board of Directors in developing and implementing an Investor Relations and Communications plan focused on advancing its flagship 50%-owned Donlin Gold Project in Alaska.

“Mélanie brings a unique mix of experience and energy to her new position at NovaGold,” said Greg Lang. “We are looking forward to her playing an important role in the communication of NovaGold's twin strategy of maximizing the returns on our exceptional asset base as well as the advancement of our exceptional flagship, the Donlin Gold project, along the value chain for the benefit of our shareholders.”

Mélanie has extensive experience within the precious metals mining industry. Prior to joining NovaGold, she served in a variety of senior investor relations and corporate communication positions with such precious metals companies as Goldcorp Inc., New Gold Inc., and Hecla Mining Company.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties primarily in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its flagship property, Donlin Gold and offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold exploration company. The Company is also committed to maximizing the value of its non-core assets, including its interest in the Galore Creek copper-gold-silver project. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Gold Project in Alaska, one of the world’s largest known undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. The Galore Creek Project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited. NovaGold, through its wholly-owned subsidiary, NovaCopper Inc., which it plans to spin-out to shareholders, owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska. The Company also owns other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG.

NovaGold Contact

Neil MacRae
Director, Investor Relations

Ariadna D. Peretz
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227